Exhibit 99.2

                               [GRAPHIC OMITTED]


                                  PRESS RELEASE

              GERDAU S.A. ISSUES US$ 600 MILLION 8.875% GUARANTEED
                             PERPETUAL SENIOR NOTES

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) today announces that it has launched and priced its inaugural issuance of 144A / Reg S Guaranteed Perpetual Senior Securities (the "Securities") in the aggregate principal amount of US$ 600 Million. The Securities will be unconditionally and irrevocably guaranteed by Gerdau's Brazilian operating companies, namely Gerdau Acominas S.A., Gerdau Acos Longos S.A., Gerdau Acos Especiais S.A. and Gerdau Comercial de Acos S.A.

Final terms and conditions as of September 15, 2005:

ISSUER                              Gerdau S.A.

GUARANTORS                          Gerdau Acominas S.A., Gerdau Acos Longos
                                    S.A., Gerdau Acos Especiais S.A., Gerdau
                                    Comercial de Acos S.A.

RATINGS                             Moody's: Ba1 (Stable) / S&P: BB- (Stable)
                                    / Fitch: BB- (Stable)

LEAD MANAGERS                       HSBC / Citigroup

ISSUE AMOUNT                        US$ 600,000,000

ISSUE TYPE                          144A / Reg S

SETTLEMENT                          September 22, 2005 (T+5)

MATURITY                            Perpetual

OPTIONAL REDEMPTION                 Callable at Par on any interest payment date
                                    on or after Sept. 22, 2010

INTEREST PAYMENT                    Payable Quarterly on September, December,
                                    March & June 22

COUPON                              8.875% (First Coupon Payment Date:
                                    December 22, 2005)

RE-OFFER PRICE                      100.000%

RE-OFFER YIELD (QUARTERLY)          8.875%

INTEREST RATE BASIS                 US (NASD) 30/360

INTEREST RATE FREQUENCY             Quarterly

GOVERNING LAW                       New York

CLEARING                            DTC / Euroclear / Clearstream

LISTING                             Singapore Stock Exchange

The Offering attracted orders in excess of US$ 3.5 billion, allowing Gerdau to upsize the final offering size from an initially announced US$ 300 million. Interest on the Securities will accrue at a rate of 8.875% per annum and will be paid on a quarterly basis. The Securities will be perpetual securities

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with no fixed maturity date or mandatory redemption date, and may be subject to redemption by Gerdau on September 22, 2010 or on any interest payment date occurring thereafter. The Securities received a rating of "Ba1" (Stable Outlook) by Moody's Investor Service, Inc., of "BB-" (Stable Outlook) by Standard & Poor's and of "BB-" (Stable Outlook) by Fitch Ratings.

The geographic distribution of the offering is as follows: 46% Asian, 32% European, 20% U.S. and 2% Brazilian investors. The majority of buyers of the Securities were Private Banking and retail investors. The use of proceeds of the Securities' offering will general corporate purposes of Gerdau and its subsidiaries.

The Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Gerdau S.A. ("Gerdau", the "Company" or the "Issuer") is the largest producer of long rolled steel products in Brazil and the second largest in North America. The Company also operates steel mills in Chile, Argentina, Uruguay and Colombia. As of June 30, 2005, Gerdau generated approximately 52% of its revenues from its Brazilian operations, 43% from North American and 5% from South American operations (excluding Brazil).


                       Rio de Janeiro, September 15, 2005.

                             Osvaldo Burgos Schirmer
                            Executive Vice President
                         Director of Investor Relations